UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan

and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard

Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of The AES Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AES Corporation Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
June 28, 2013

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	December 31,
	2012	2011
CASH AND INVESTMENTS:
Cash	$298,247	$10,084
Investments - at fair value	325,752,374	356,209,790

Total cash and investments	326,050,621	356,219,874

RECEIVABLES:
Notes receivable from participants	7,209,339	8,968,670
Participant contributions	408,714	655,087
Employer contributions	9,211,048	14,261,802
Receivables for securities sold	33,406	46,648

Total receivables	16,862,507	23,932,207

NET ASSETS AVAILABLE FOR BENEFITS	$342,913,128	$380,152,081

See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participant (including rollover contributions of $498,096)	$12,546,459
Employer	14,706,070

Total contributions	27,252,529

Interest income from notes receivable from participants	305,942
Investment interest and dividends	6,319,929
Net appreciation in fair value of investments	5,123,189

Total additions	39,001,589

DEDUCTIONS:
Benefits paid to participants	(76,240,542)

DECREASE IN NET ASSETS	(37,238,953)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	380,152,081

End of year	$342,913,128

See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.   PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.

Contributions—Participants may make pre-tax contributions up to 20% of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).

The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Matching contributions, which are non-participant directed, are made by the Company in the common stock of AES and become participant-directed immediately.

In addition, unless otherwise provided under the Plan, the Company may make discretionary profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Profit sharing contributions are also made in the Company’s common stock. The Company contributed 6% of employees’ compensation as a profit sharing allocation for the year ended December 31, 2012.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions, the earnings on investments in the participant’s account, and dividends on AES common stock. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.

Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2012, ranged from 3.75% to 9.00% with maturities ranging from 2013 to 2022.

Payment of Benefits—Payment of benefits depends on a participant’s vested account balance and the reason for termination.

In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:

•	less than $1,000, the Plan generally makes a cash lump sum distribution;

•

between $1,001 and $5,000, the Plan makes an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and

•

greater than $5,000, the participant may elect to (i) receive a lump sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.

At December 31, 2012 and 2011, there were benefits due to participants who had withdrawn from participation in the Plan of $223,742 and $299,980, respectively, that were payable and not yet disbursed at year-end.

Forfeitures—At December 31, 2012 and 2011, forfeited nonvested account balances totaled $223,735 and $503,145, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2012 were $1,316,357. During the year ended December 31, 2012, employer contributions were reduced by $1,615,489 that was reallocated from forfeited nonvested accounts.

Voting Rights—The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in AES common stock or various mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions. As noted in Contributions above, the Company’s contributions are initially made in AES common stock.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Plan Administration and Related Expenses—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Bank of America Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee. Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees; these fees are generally insignificant and are netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Plan Amendment—In April 2012, the Company closed transactions to sell its membership interest in AES Red Oak, LLC and AES Sayreville (together, “Red Oak”) and its ownership interest in AES Ironwood Inc. (“Ironwood”). On April 23, 2012, the Plan was amended to 100% vest the participants employed by Red Oak and Ironwood effective on the closing date of the transactions. As a result, the unvested balance of $86, 863 pertaining to Red Oak and Ironwood participants as of April 12, 2012 and April 13, 2012, respectively, became fully vested on those dates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Fair Value—Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

Level 1—unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.

Level 3—pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.

The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable and receivables for securities sold, approximates their fair value.

Investments and Revenue Recognition—The Plan’s investments are stated at fair value, except as otherwise noted. Money market and other mutual funds are stated at their quoted market prices or Net Asset Value (NAV) per share, as applicable. All Plan investments are actively traded in an open market or exhibit a sufficient level of observable activity (i.e., trading of mutual fund shares at NAV) to support classification of the fair value measurement as Level 1.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

3.   INVESTMENTS

The following tables set forth the Plan’s investments as of December 31, 2012 and 2011 by type and level within the fair value hierarchy:

	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2012
The AES Corporation Common Stock	$102,912,536	$—	$—	$102,912,536
Money Market Funds	30,480,439	—	—	30,480,439
Mutual Funds (1)	162,822,266	—	—	162,822,266
Self-Directed Investments:
Common Stock	23,647,130	—	—	23,647,130
Money Market Funds	4,114,776	—	—	4,114,776
Mutual Funds	711,740	—	—	711,740
U.S. Government Securities	598,533	—	—	598,533
Other	464,954	—	—	464,954

Total investments	$325,752,374	$—	$—	$325,752,374

	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2011
The AES Corporation Common Stock	$129,964,589	$—	$—	$129,964,589
Money Market Funds	32,780,301	—	—	32,780,301
Mutual Funds (1)	165,045,397	—	—	165,045,397
Self-Directed Investments:
Common Stock	20,423,833	—	—	20,423,833
Money Market Funds	5,083,272	—	—	5,083,272
Mutual Funds	1,932,443	—	—	1,932,443
U.S. Government Securities	584,341	—	—	584,341
Other	395,614	—	—	395,614

Total investments	$356,209,790	$—	$—	$356,209,790

(1)	See Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) for the detail of mutual funds held at December 31, 2012.

The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2012 and 2011, the closing quoted price of the Company’s common stock was $10.70 and $11.84 per share, respectively.

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 were as follows:

	2012	2011
The AES Corporation Common Stock	$102,912,536	$ 129,964,589
BlackRock FFI Premier Institutional Fund	30,480,439	32,780,301
PIMCO Total Return Portfolio Mutual Fund	25,136,347	27,656,819
Vanguard Institutional Index	24,226,260	21,738,338
BlackRock Global Allocation I Mutual Fund	19,940,993	24,559,868

During the year ended December 31, 2012, the net realized and unrealized appreciation (depreciation) in the Plan’s investments was as follows:

	Year ended December 31, 2012
The AES Corporation Common Stock	$(12,841,647)
Mutual Funds	16,267,320
Self-Directed Investments:
Common Stock	1,523,834
Mutual Funds	133,519
U.S. Government Securities	13,082
Other	27,081

Net appreciation in fair value of investments	$5,123,189	(1)

(1)	Includes realized gains and losses on investments purchased and sold during the period and unrealized gains and losses on investments held at December 31, 2012.

4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch, the Plan’s Trustee, shares a common director with the Plan Sponsor.

Notes receivable from participants includes receivables from officers and employees of the Plan Sponsor. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.

In the ordinary course of business, participants invest in various investment options determined by the Plan’s administrative committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investment options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2012 and 2011, the Plan held 9,617,994 and 10,976,739 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $103,358,791 and $116,613,422, respectively.

5.  TAX STATUS

The Plan has received a determination letter from the IRS dated May 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On December 15, 2010, the plan sponsor filed a request for a determination letter from the IRS on the amended Plan and the review process is currently ongoing. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.

6.  RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the statements of net assets available for benefits. The fair value of the Plan’s investment in AES’s stock as of December 31, 2012 was approximately $103 million, which exposes the Plan to concentration risk.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of, and for the year ended, December 31, 2012:

Statement of net assets available for benefits:
Net assets available for benefits as stated in the financial statements	$342,913,128
Less: Benefit claims payable at December 31, 2012	(223,742)

Net assets available for benefits as stated on Form 5500, at fair value	$342,689,386

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(37,238,953)
Add: Benefit claims payable at December 31, 2011	299,980
Less: Benefit claims payable at December 31, 2012	(223,742)

Net loss as stated on Form 5500	$(37,162,715)

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 9,617,994 shares	$102,912,536
	PIMCO	Total Return Fund (Admin Class), 2,236,330 shares	25,136,347
	Vanguard	Extended Market Index Fund, 305,715 shares	14,020,094
	Vanguard	Institutional Index Fund, 185,613 shares	24,226,260
	Vanguard	Morgan Growth Yield Fund, 177,120 shares	10,924,740
	Vanguard	Small Cap Growth Index Fund, 193,645 shares	4,854,685
	Vanguard	Target Income Retirement Fund, 161,133 shares	1,964,209
	Vanguard	Total Bond Market Index Fund, 688,901 shares	7,639,915
	Vanguard	Total International Stock Index Fund, 114,029 shares	3,426,559
	Vanguard	2010 Target Retirement Fund, 9,779 shares	235,959
	Vanguard	2015 Target Retirement Fund, 172,276 shares	2,305,051
	Vanguard	2020 Target Retirement Fund, 98,152 shares	2,338,951
	Vanguard	2025 Target Retirement Fund, 236,202 shares	3,209,980
	Vanguard	2030 Target Retirement Fund, 119,945 shares	2,804,324
	Vanguard	2035 Target Retirement Fund, 215,233 shares	3,032,631
	Vanguard	2040 Target Retirement Fund, 68,061 shares	1,577,664
	Vanguard	2045 Target Retirement Fund, 72,481 shares	1,054,593
	Vanguard	2050 Target Retirement Fund, 25,333 shares	584,928
	Vanguard	2055 Target Retirement Fund, 4,088 shares	101,393
	BlackRock	FFI Premier Institutional Fund, 30,480,439 shares	30,480,439
	BlackRock	Global Allocation Fund, Inc., (Class I), 1,005,597 shares	19,940,993
	BlackRock	Basic Value Fund, Inc., (Class I), 477,483 shares	12,142,389
	Lazard	Emerging Markets Fund, 196,784 shares	3,845,157
	MFS	Research International R4 Fund, 716,789 shares	10,938,196
	Bank of America	Columbia Small Cap Value Fund, 439,168 shares	6,517,248
	Self-Directed Investments		29,537,133
*	Participant Loans	Interest (3.75% - 9%), Maturity (2013 - 2022)	7,209,339

	TOTAL		$332,961,713

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(a)	(b)	(e)	(e)	(e)	(e)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date
The AES Corporation	Common Stock	$21,244,103	$—	$21,244,103	$21,244,103

NOTE: The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no category (i), (ii) or (iv) reportable transactions during 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

BY:	/s/ SHARON VIRAG
Sharon Virag Vice President and Controller (Principal Accounting Officer)

Date: June 28, 2013